This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-269514

SUBJECT TO COMPLETION, DATED JANUARY 16, 2024

Pricing Supplement No. 6 dated January    , 2024

(to Prospectus Supplement dated February 17, 2023

and Prospectus dated February 17, 2023)

WELLS FARGO & COMPANY

Medium-Term Notes, Series W

Senior Redeemable Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$

Trade Date:	January , 2024

Original Issue Date:	January , 2024 (T+5)

Stated Maturity Date:

January     , 2030; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on January     , 2029 (the “First Par Call Date”) or (ii) in whole at any time or in part from time to time, on or after December     , 2029, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

At our option, we may also redeem the notes, in whole at any time or in part from time to time, on any day included in the Make-Whole Redemption Period (as defined below), at a redemption price calculated as described under “Description of Debt Securities—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities.”

As used in connection with the notes:

The “Make-Whole Redemption Period” is the period commencing on and including January , 2025 and ending on and including January , 2029.

The “Make-Whole Spread” is %.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” and “—Redemption and Repayment—Optional Make-Whole Redemption of Debt Securities”, as applicable, in the accompanying prospectus.

Price to Public (Issue Price):	%, plus accrued interest, if any, from January , 2024

Agent Discount (Gross Spread):	%

All-in Price (Net of Agent Discount):	%, plus accrued interest, if any, from January , 2024

Net Proceeds:	$

Interest Rate:

The notes will bear interest at a fixed rate from January     , 2024 to, but excluding, January     , 2029 (the “Fixed Rate Period”) and, if not previously redeemed, at a floating rate from, and including, January     , 2029 to, but excluding, maturity (the “Floating Rate Period”).

Fixed Rate Terms

Fixed Rate Period:	See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	%

Interest Payment Dates:	Each January and July , commencing July , 2024 and ending January , 2029

Benchmark:	UST % due

Benchmark Yield:	%

Spread to Benchmark:	+ basis points

Re-Offer Yield:	%

Floating Rate Terms

Floating Rate Period:	See “Description of Debt Securities—Interest and Principal Payments,” “—Floating Rate Debt Securities” and “—Floating Rate

Debt Securities—Base Rates—Compounded SOFR Notes” in the accompanying prospectus for additional information.

Base Rate:	Compounded SOFR

Spread:	+ basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Payment Dates:	Each January , April , July and October , commencing April , 2029, and at maturity.

Calculation Agent:

The Calculation Agent for the notes has not been appointed, but we will appoint a Calculation Agent prior to the commencement of the Floating Rate Period. An affiliate of ours may be appointed the Calculation Agent. Neither the Security Registrar nor the Paying Agent identified below shall be named as “our designee” or as Calculation Agent.

Listing:	None

Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC $

Agents (Joint Lead Managers):

Agents (Co-Managers):

Total: $

Supplemental Plan of Distribution:

On January    , 2024, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of         %, plus accrued interest, if any, from January     , 2024. The purchase price equals the issue price of       % less a discount of         % of the principal amount of the notes.

United States Federal Income Tax Considerations:

In the opinion of Faegre Drinker Biddle & Reath LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that we expect that the notes will be issued at par, under rules governing notes with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo Bank, National Association, Treasury Funding Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

Security Registrar and Paying Agent:

Computershare Trust Company, N.A., acting through its office at CTSO Mail Operations, 1505 Energy Park Drive, St. Paul, MN 55108, Attn: CCT Administrator for Wells Fargo (or at such other place or places as may be designated from time to time).

CUSIP:	95000U3J0

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement.”

4